Mail Stop 3561

May 15, 2009

Rolf A. Gafvert
Chief Executive Officer and President
Boardwalk Pipeline Partners, LP
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

       Re: **Boardwalk Pipeline Partners, LP**
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed February 24, 2009
             Form 10-Q for the Fiscal Quarter Ended March 31, 2009
             Filed April 29, 2009
             File No. 001-32665

Dear Mr. Gafvert:

       We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 3

Customers and Markets Services, page 7

1. We note your indication, here and elsewhere in your disclosure, that your customer mix will change in the future. Please revise to explain why your customer mix will change in the future and what about your remaining expansion projects will trigger this change.

Item 11. Executive Compensation, page 89

Compensation Discussion & Analysis, page 89

All Other Compensation, page 92

2. We note your disclosure that you agreed to pay Mr. Earley $1,550,000 upon his termination of employment. We also note the figure of $1,017,876 under the "All Other Compensation" column of your Summary Compensation table applicable to Mr. Earley. Please reconcile the $1,550,000 to the figure listed in the Summary Compensation Table.

Item 15. Exhibits and Financial Statement Schedules, page 104

(a) 3. Exhibits

3. Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided the schedules and exhibits to your Amended and Restated Revolving Credit Agreement, dated as of June 29, 2006 and filed as Exhibit 10.1. We also note that you have not provided Exhibit A to the Subordinated Loan Agreement dated as of May 1, 2009 that was filed as Exhibit 10.1 with your Form 8-K filed on May 5, 2009. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements, and re-file complete agreements.

Item 2. Management's Discussion and Analysis of Financial Condition and Results…, page 19

Expansion Projects, page 19

4. We note your statement on page 19 under "Expansion Projects" that you have tested a significant portion of your expansion pipeline joints for leaks. Please define "significant portion" by way of a percentage and advise when you expect to complete your investigation into the remaining expansion joints.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Robert W. Errett, Attorney-Adviser, at (202) 551-3225, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at, (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director